Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

STATEMENT OF RANDALL STEPHENSON

Chairman, CEO, and President

AT&T Inc.

Hearing on Examining the Competitive Impact of the AT&T-Time Warner Transaction

United States Senate, Committee on the Judiciary, Subcommittee on Antitrust, Competition Policy and Consumer Rights

December 7, 2016

Thank you, Chairman Grassley, Ranking Member Leahy and Subcommittee Chairman Lee, Ranking Member Klobuchar, Members of the Committee.

I am Randall Stephenson, Chairman, CEO, and President of AT&T, and I appreciate the opportunity to discuss the significant consumer benefits of AT&T's acquisition of Time Warner.

Together, AT&T and Time Warner will disrupt the entrenched pay-TV models giving customers more options, creating more competition for cable TV providers, and accelerating deployment of 5G wireless broadband.

For decades, people consumed video programming in the same basic way:  they watched it on a television, at a pre-scheduled time, having chosen from one of a limited number of standard programming packages offered by their cable company.  That model is changing.  Consumers increasingly watch video on their own schedule using a variety of mobile and fixed devices.

And they are now watching video content over the Internet, in addition to – and often in place of -- the standard packages of programming offered by their cable company.

These changes to the old TV model unquestionably have been good for consumers.  They now enjoy a richer array of programming options, along with some flexibility in how they can view at least some of that programming.  But consumers want and deserve more options and better choices. They want to be able to watch their favorite video content anytime, anywhere, and in formats designed for the device they are using.  They want different types of programming packages that offer better value and more accurately reflect their own interests and tastes.  And increasingly many of them want their video experience to incorporate the same personalized interactive features available with other types of content on the Internet.

More and Better Video Programming and Packages

AT&T already is the vanguard of bringing these changes to the marketplace and shaking up the status quo.  We understand that consumers want more control over when, where, and how they view video content, including the ability to view that content on their mobile device.  We acquired DIRECTV to bend the content cost curve and bring more competition to cable.  Because of DIRECTV we have been able to take the next step of offering DIRECTV NOW, which we think will be a real game changer.  DIRECTV NOW is a subscription-based online video service designed for the more than 20 million U.S. households who have dropped traditional pay-TV or are flirting with cutting the cord.  DIRECTV NOW customers can stream up to 100 channels at prices starting at $35 per month, with no long-term contract, no credit check, no installation, and no set top box.  And the price includes the data charges for AT&T Mobility customers.  Customers can sign up, download the app and start watching their favorite shows in minutes.

While we are excited about DIRECTV NOW, it is only the beginning of what we want to bring to the marketplace to threaten cable's entrenched and still dominant market position.   Currently, our ability to bring customers more of what they want has been constrained because we own very little of our own programming and cannot unilaterally determine what content we offer and how consumers may access it.  Instead we have to negotiate those matters with third-party content owners, and in a fast-changing marketplace like video, it is particularly difficult to obtain flexibility to pursue new and untested business models.  Simply put, when no one knows exactly where the market is headed or what pace, it has proven very difficult to reach such agreements with sufficiently broad and flexible content rights to deliver true innovation.  As a result, pay-TV consumers are not getting the full suite of innovative features and functionality that they want.  The FCC specifically recognized this phenomenon in the Comcast/NBC merger proceeding, and AT&T has experienced it firsthand.

This transaction will help us break out of that box and reshape the competitive landscape.  It will provide AT&T with a stable of major content from Time Warner that will serve as a "launching pad" to support a broad array of video offerings, including ones designed for mobile.  By owning Time Warner content, we will be able to innovate more quickly, experiment more readily, tweak our offerings as we gauge customer response, and bring consumers the options they seek.  These include a broader range of programming options,  not just packages with more programming, but also packages with less programming, at an attractive price, that can be watched anywhere, anytime, over any device.  We anticipate introducing cutting edge interactive and integrated video services, such as interactive video programming with a social interaction component so that customers can share bits of their favorite shows with friends.  We want to give customers more control of how they watch their video content, making their video experience seamless as they move from their TVs to their mobile devices.  We are in an ideal position to do that because of our own mobile network, which will allow us to give consumers something better than they get from their cable companies.  We expect to deliver mobile-optimized content and services, and ad-supported services that shift more costs from consumers to advertisers, and more.  In short, this transaction will allow us to quickly go where our customers are driving us.

More Competition for Cable

By facilitating and hastening AT&T's ability to feature innovative new video services, the transaction will enable us to compete more effectively against cable incumbents.  AT&T's acquisition of DIRECTV was a critical first step towards that end, enabling AT&T to acquire the scale needed to obtain programming rights at costs closer to those paid by cable operators.  But cable still enjoys key advantages in the marketplace and consequently still accounts for a significant majority of pay-TV subscribers and 84% of residential fixed broadband connections.1  Cable seizes on this advantage by generally bundling its TV services with broadband services featuring speeds that traditional telephone and satellite companies often cannot match.  A new generation of cable technology (known as DOCSIS 3.1) will only strengthen cable's position in broadband and video.

Our Time Warner transaction will enable us to offset those advantages with better, more innovative video offerings.  AT&T already has demonstrated its commitment to shaking things up with DIRECTV NOW.  But again, that's only the beginning of what we plan to do. We will offer more competitive packages that give consumers more of what they want.  Big cable companies will have no choice but to respond in kind or with innovations of their own.  We welcome that competition because it makes us try harder and to come up with even better, more innovative service options.  The big winners in all this will be consumers, who will enjoy video options that they've never experienced before.

1November 2016 Industry Analysis & Technology Division Wireline Competition Bureau Report on Internet Access Services, page 22 Figure 24 (25/3 Mbps broadband connections as of December 2015).

Faster 5G Deployment Further Expanding Competition with Cable

The mobile-focused video services that we'll feature will change the trajectory of our 5G deployment.  5G networks will provide powerful platforms for advanced mobile services, offering lightning-fast speeds up to 1Gbps, low latency, and greatly expanded capacity.  AT&T is committed to being at the forefront of 5G deployment with or without this merger.  But 5G networks will require a massive investment, and the pace at which those networks will be deployed will, of course, depend upon a balancing of costs and benefits.  This transaction will shift that cost/benefit calculus towards a faster deployment.  As a result of the transaction, we will be a significant content company for the first time.  We will have a strong incentive to optimize the additional value of our content by having a robust mobile network that can deliver the advanced video services that the transaction makes possible.  Accelerated 5G deployment will also enable us to respond to customer demand for these new services (provided by us and others) as they gain popularity.  And we fully expect that, when AT&T rolls out these offerings, others will follow suit.

5G networks will offer innumerable benefits to consumers, and will be a critical infrastructure platform for our economy going forward.  Among other things, it will support the Internet of Things and associated real-time applications.  That will enable safer autonomous automobiles, connected homes, wearable devices, new virtual or augmented reality video, remote surgery and other advances that will transform entire industries – all to the benefit of consumers.

No Reduction of Competition in any Market

Because this transaction will make us a more formidable competitor to cable, it's going to increase competition.  In fact, it would be a gross mistake to view this transaction as anything but pro-competitive. This transaction is a vertical deal between two firms operating in separate markets – one in content distribution, the other in content production.  The transaction will not decrease the number of competitors in any market or increase anyone's market share.  AT&T's and Time Warner's businesses complement each other, and those complementary businesses, when combined, naturally result in consumer and competitive benefits.

Nor is there any reason to believe we could use Time Warner programming or AT&T networks to hurt related markets.  Simply put, it would be irrational business behavior to do so.  Time Warner's programming is more valuable when distributed to as many eyes as possible.  Moreover, in order to have great programming, it is imperative that we attract great creative talent to develop it.  The best way to attract that talent is through widespread distribution of Time Warner content.  At the same time, as a distributor of video services, AT&T must offer the programming its customers want, regardless of whether or not AT&T owns that programming.  If we didn't do that we would diminish the value of our video distribution services, including our substantial investment in DIRECTV.  Combined, DIRECTV and U-verse currently carry over 550 channels delivered by more than 300 different providers.  We are committed to providing our customers the content they desire.  Nothing about the transaction changes these incentives.  Ownership of Time Warner content will help free us from constraints that prevent us from pioneering the new and innovative video distribution services that customers want; it will not alter our need for and commitment to carrying unaffiliated content as well.

In short, we are still going to purchase high quality content from all corners of the content community and we'll continue to distribute Time Warner programming widely.

Other Benefits

We at AT&T believe that we serve consumers best when our employees and suppliers reflect the diversity of the markets we serve.  AT&T has a culture that values diversity and inclusiveness and I am proud to report that at the beginning of 2016 AT&T's U.S. workforce was 33% women and 42% people of color.  We have best-in-class diversity practices, and those will apply to the employees and suppliers of the combined company.  AT&T also has the largest full-time union workforce of any company in America, and the combined company will continue AT&T's practice of working responsibly with the unions representing its members.

And, finally, a word about CNN.  We are committed to continuing the editorial independence of CNN.  That independence is what makes CNN so popular and valuable, and we will not do anything to change that.

I highlighted this and other points in a letter that I shared with all our employees and officers.  I consider this letter the "Magna Carta" of our merger, and I attach it to my testimony for your review.
Thank you again Mr. Chairman for this opportunity.

*****

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner have made the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.
Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.